Press Release

Stockholm October 19, 2001

Extra General Meeting of Song Networks Holding AB

The board of Song Networks Holding AB proposes option programs to employees

The board of Song Networks Holding AB (the company) has decided to call an extra general meeting to propose the company to raise a subordinated loan, with a nominal amount of up to SEK 400,000 by issuing debentures with up to 4,000,000 detachable warrants to subscribe for new shares. Subscription should be made by employees in the group. The Board also proposes a stock option program to employees in leading positions in the group. In order to secure delivery under the stock option program, the board proposes issue of a subordinated loan with a nominal amount of SEK 1 by issuing debentures with 850,000 detachable warrants to subscribe for new shares. The purpose of the option programs is to emphasize the employees' interest in the Song Networks group and increase the employees' incentive to good performance

Subordinated loan in an amount of up to SEK 400,000 to employees

The loan may, with deviation from shareholder's preemptive rights, be subscribed for by employees in Song Networks Holding AB and its subsidiaries.

The debentures carry a 3% annual interest and are due on December 13, 2002.

The debentures, each having a nominal value of SEK 10 with 100 detachable warrants to subscribe for 100 shares attached thereto, shall be issued at a price corresponding to the value of the warrants, calculated in accordance with the so-called Black & Scholes model based on the share price, plus SEK 10 corresponding to the nominal amount of the debenture.

The subscription price per share for the warrants shall correspond to 200 % of the average bid price for the company's shares on the Stockholm Stock Exchange during the period November 2, 2001 - November 15, 2001.

Exercise of the warrants, where one warrant entitles the shareholder to subscribe for one share, can be made during the period March 1, 2002 - November 22, 2004.

Employee stock option program to employees in leading positions and subordinated loan in a nominal amount of SEK 1

The Song Networks employee stock option will give the option holder an opportunity to obtain a share in Song Networks Holding AB during the period January 2, 2003 - January 31, 2003 at a determined price corresponding to 110 % of the average bid price for the company's shares on the Stockholm Stock Exchange during the period November 2, 2001 - November 15, 2001 increased with one per cent (1%) each month from December 1, 2001 (including the month when subscription of a warrant takes place). The stock option is not transferable and terminates at cessation of the employment. The stock options are granted without remuneration and mature January 31, 2003.

To secure delivery of the shares at exercise of stock option the board also proposes to the extra general meeting, with deviation from shareholder's preemptive rights, to issue a debenture with detachable warrants to subscribe for shares to a subsidiary of Song Networks Holding AB.

The debenture will be issued at the debenture's nominal amount, SEK 1. The debenture carries a 3 % annual interest and is due December 13, 2002. To the debenture 850,000 warrants are attached, which give right to subscribe for 850,000 shares during the period January 2, 2003 - January 31, 2003. The subscription price shall correspond to 110 % of the average bid price for the company's shares on the Stockholm Stock Exchange during the period November 2, 2001 - November 15, 2001 increased with one per cent (1%) each month from December 1, 2001 (including the month when subscription takes place) less SEK 0.10.

As a consequence of the board's proposal the company's share capital may increase in total with up to SEK 242.500.

In case all warrants attached to the two debentures above are exercised, the dilution, taken into account all previously issued and outstanding warrants, corresponds to approximately 8.9 % of the total number of shares and votes.

Authorization to the board to decide upon new issue

The Board of Directors has also decided to propose that the extra general meeting authorize the Board to take decisions concerning a directed new issue of up to 10,000,000 shares to be used in connection with possible acquisitions of companies or businesses, or in kind to suppliers in relation to supply agreements, where payment is made by delivery of shares in the company or by an issue in kind or off-set issue.

Additional information concerning the proposals mentioned above will be included in the notification of the extra general meeting, which is expected to be published in Post- och Inrikes Tidningar (the Official Swedish Gazette) and Dagens Industri on October 23, 2001.

Further information, please contact:
Song Networks Holding AB
Petra Asteson, Investor Relations Assistant

Phone: +46 8 5631 0344

Mobile: +46 701 810 344

E-Mail: petra.asteson@songnetworks.net

Song Networks Holding AB
Lena Ekedahl, Legal Counsel
Phone: +46 8 5631 0305

Mobile: +46 701 810 305

E-mail: lena.ekedahl@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data, internet and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet and voice, to large and mid-range businesses in the Nordic region. Song Networks is currently the only pan Nordic data, internet and telecommunications operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 24 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.